RECURSOS QUELIZ, INC.

Las Caobas, 4th St., No. 24
Puerto Plata, Dominican Republic

September 23, 2014

United States Securities and Exchange Commission
Washington, DC
20549

Attention:              Mr. John Reynolds
Assistant Director

Dear Mr. Reynolds:

Re:          Amendment No. 1 Registration Statement on Form S-1
Filed on June 26, 2014
File No. 333-194322

In response to your letter dated July 10, 2014, we have the following comments.

Plan of Distribution, page 14

1.
In response to this comment we have reviewed the definition of a shell company as set forth in Securities Act Rule 405 and hereby agree that we seem to comply with the definition.   In connection therewith, we have amended our previous paragraph on page 15 to read as follows:

“Management is of the opinion that the Company is a “shell company” as defined in the Securities Act Rule 405, having no or nominal assets.”

The surface exploration program in 2012 was undertaken by Ismael Martinez, Professional Geologist, and the surface exploration program in 2013 was undertaken by Francisco Antoney Jerez Garcia, Professional Geologist.  Therefore, on page 17 the following sentence has been added:

“The 2012 surface exploration program was supervised and overseen by Ismael Martinez, Professional Geologist, while the 2013 surface exploration program was supervised and overseen by Francisco Antony Jerez Garcia, Professional Geologist.”

In addition, the following has been inserted in response to this comment.

“The 2012 surface exploration program comprised preparing base maps overlaid with extracts of regional radiometric, aeromagnetic and geological maps, mobilizing a field base camp for 7 to 12 days, interviewing locals throughout the area to identify any active or historical gold/silver workings and areas where they could pan for gold, collecting a minimum of 300 Active River Sediment, float, rock, grab, outcrop and soil samples, delivering 150 of the 300 samples to Acme Laboratories for certified multi-element analysis, collecting approximately 200 active river sediment samples from the streams and their associated brooks and preparing basic anomaly maps for gold, silver, copper, zinc and other minerals.   The cost to complete this phase of exploration was $25,800.

The 2013 surface exploration program comprised a total of 70 soil samples which were taken and analyzed for gold and multi elements.  The area sampled was about 7.0 km long North West by 1.7 km across.    Soil samples were taken from the B horizon and were not sieved.   The average sample weight was about 0.4 kg.  There were 25 rock samples collected as grab samples of outcrop and float and channel samples from hand-dug pits and small trenches.  These samples weighed 3 to 4 kg and were assayed for gold and multielements.  There were efforts made to sample places without visible contamination and that were upstream from the nearby roads and towns.  The samples were collected in live channels without direct influence of contributions from the nearby banks.  All the samples taken were collected in heavy duty paper and polythene sample bags, sealed with wire ties and plastic cables ties in each case.  Once this was completed the samples were sent to Acme Laboratories in Vancouver, Canada.  The cost to complete 2013 surface exploration program was $19,778.”

2.           In response to this comment the words “has mineral property which it is exploring” have been changed to “the rights to the minerals on the Queliz concession”.   The Company does not own the land itself; only the rights to explore the minerals thereon.  In hope of clarifying why no exploration work has been done in 2014 the following sentences have been added to this section on page 15.

As mentioned elsewhere in this prospectus, the Company has undertaken two exploration programs on the Queliz concession, one in 2012 and the other in 2013, comprising of obtaining soil, rock and sediment samples. These samples were sent into Acme Laboratories and the results have been indicated elsewhere in this prospectus.  Without a Permit of Exploration issued by the Ministerio de Energia and Minas for the Dominican Republic, the Company is unable, at this time, to explore below the surface either by trenching in order to sample the hard rock under the overburden or commence a drilling program to determine what mineralization is contained within the hard rock.   Further soil, rock and sediment samples could be undertaken but the objective is to determine what the actual rock below the surface bears in mineralization.  It could take another six to twelve months for the Company to receive its Permit of Exploration.”

The Queliz Concession, page 24

3.           In response to this comment the following sentences have been inserted on page 22 and have been italicized for your convenience.

1.
The attorney feels “it might take six to twelve months” before the Company should be in possession of its “Permit of Exploration”.   There is no guarantee that the Permit will be issued at that time but assurance from the attorney is that the Permit will at some time this year “or next.  When, and if, it receives its Permit of Exploration, it is estimated that a trenching and a small drill program would cost in the area of $65,752; as shown in detail on page 40.   Without the Permit of Exploration it is difficult for the Company to estimate the time frame for the commencement of Phase II exploration program but it hopes it will be within the next twelve months.   This is contingent upon the Company being able to raise required money.”

2.
“It has received additional comments on July 10, 2014 which have been responded to and included them in this prospectus.”   It is estimated that by the end of “December 2014”, hopefully, this registration statement will become effective.  “The cost of preparing the registration statement has been estimated at $33,145 as shown elsewhere in this prospectus.”

3.
“The cost to February 28, 2014 for the preparation by an accountant and examination of the financial statements by the independent accountants was $13,355 and an additional amount of $3,784 to May 31, 2014 by the accountant and independent accountant which was invoiced subsequent to May 31, 2014.”

4.	“It has been estimated that the funds necessary for us to meet our obligations over the next nine months will be $108,107 as shown on page 19.”

5.	“It is estimated that the cost of completion of the next exploration program will be $65,752. The breakdown of the component cost making up the $65,752 as shown on page 40.”

“The estimated time frame for the completion of the above is hopefully within the next twelve months.”

6.
“There is no cost in the market maker filing a Form 211 since the market maker is not allowed to charge for this service.   Nevertheless there is a charge once the Company’s shares are quoted on the OTCBB to have them DTC; thereby allowing the shares to trade.   Such a cost could be in the range of $10,000 to $12,000 depending upon the market maker used.  Management estimates this should occur in towards the “beginning of 2015” but may not occur until “May or June 2015”.   “The time frame to obtain a quotation on the OTCBB is estimated to take approximately six to nine months.”

“The present lack of funding to undertake our exploration program and meet our outstanding obligation for the next twelve months might result in our having to cease operations which would result in our investors losing all the money they invested in our Company. “

Summary fo Queliz Concession and Recommendations, page 27.

4.           We have re-sent the disc to Mr. Coleman and we are sorry we did not check it after transferring the applicable files to it.

5.           This paragraph has now been removed as shown on page xxx.

Principal Stockholder, Director and Officer, page 40.

6.
In response to this comment, it was an error in indicating “Mr. Dominguez has vast experience in excavation and drilling of mineral properties”.  He is not actually involved with the excavation and drilling of specific mineral properties but rather in the cost of the work to be done in the future.   Therefore, the following has been inserted to correct this error.

He is a team builder, has the leadership skills and has “collaborated with engineers by assisting in the costing of new projects being considered for excavation and drilling.”

The Company hereby states:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly:
Recursos Queliz, Inc.

“Juan Alexi Payamps Dominguez”
Juan Alexi Payamps Dominguez
Chief Executive Officer, President and
Director